Exhibit 22.1

Subsidiary Issuer of Guaranteed Securities

Columbia Property Trust Operating Partnership, L.P. (“Columbia OP”), a subsidiary of the registrant, Columbia Property Trust, Inc., is the issuer of (i) $350 million aggregate principal amount of 4.150% Senior Notes due 2025, and (ii) $350 million aggregate principal amount of 3.650% Senior Notes due 2026 (collectively, the “Senior Notes”). The Senior Notes are fully and unconditionally guaranteed by the registrant, which owns 97.2% of Columbia OP, includes the accounts of Columbia OP in its consolidated financial statements, and conducts substantially all of its business through Columbia OP, either directly or through subsidiaries.